A+f
8-19-2003

50 8/11/03

U... 03053475
SECURITIES AN... ...ON
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED PROCESSING
AUG - 4 2003
WASH. D.C. 188 SECTION

| SEC FILE NUMBER |
|---|
| 8- 29831 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JUNE 1, 2002 (MM/DD/YY) AND ENDING MAY 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BARRINGTON RESEARCH ASSOCIATES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 NORTH CLARK ST., SUITE 2950
(No. and Street)

| CHICAGO | ILLINOIS | 60601 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY D. PARIS (312) 634-6360
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOW, WOOD & CO.
(Name — *if individual, state last, first, middle name*)

| 44 N. WALKUP AVE. | CRYSTAL LAKE | ILLINOIS | 60014 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, GREGORY D. PARIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARRINGTON RESEARCH ASSOCIATES, INC., as of MAY 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS



OFFICIAL SEAL
CRAIG E CHRISTENSEN
NOTARY PUBLIC, STATE OF ILLINOIS


Signature

VICE-PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRINGTON RESEARCH ASSOCIATES, INC.

Financial Statements, Schedules
and Report on Internal Accounting Control

FOR THE YEAR ENDED MAY 31, 2003

BARRINGTON RESEARCH ASSOCIATES, INC.

Report Contents
Year Ended May 31, 2003

# DOW, WOOD & CO.

CERTIFIED PUBLIC ACCOUNTANTS

44 N. Walkup Avenue • Crystal Lake, Illinois 60014
(815) 356-9500 • Fax (815) 356-9573


## INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Barrington Research Associates, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Barrington Research Associates, Inc. as of May 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrington Research Associates, Inc. as of May 31, 2003, and the results of operations and changes in cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit also included the schedules of computation of net capital and exemptive provision under Rule 15c3-3. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Crystal Lake, Illinois
July 11, 2003

Dow, Wood & Co.
Certified Public Accountants

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Financial Condition

May 31, 2003

## ASSETS

| | |
|---|---|
| Cash | $ 49,535 |
| Receivable from clearing broker | 176,761 |
| Other receivables | 79,851 |
| Money market investment | 591,608 |
| Securities owned, at market | 413,838 |
| Fixed assets, at cost less accumulated depreciation of $140,659 | 6,007 |
| Other assets | 27,557 |
| | $1,345,157 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 127,902 |
| Income taxes payable | 226,925 |
| | 354,827 |
| Stockholders' Equity: | |
| Common Stock, $1.00 per value: 50,000 shares authorized, 1,000 shares issued and outstanding | 1,000 |
| Paid in capital | 89,970 |
| Retained earnings | 899,360 |
| | 990,330 |
| | $1,345,157 |

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Income

For the Year Ended May 31, 2003

| | |
|---|---|
| **REVENUES:** | |
| Commissions and fees | $ 4,522,354 |
| Other | 2,569 |
| | 4,524,923 |
| **EXPENSES:** | |
| Employee compensation and benefits | 2,257,561 |
| Clearing and floor brokerage | 514,843 |
| Communications | 175,756 |
| Research services | 217,102 |
| Occupancy and equipment rental | 268,989 |
| Promotion | 243,109 |
| Professional and regulatory fees | 26,736 |
| Seminars and education | 7,191 |
| Interest | 813 |
| Depreciation | 7,575 |
| Other | 10,530 |
| | 3,730,205 |
| Net Income before income taxes | 794,718 |
| Federal and State income tax provisions | 331,365 |
| Net Income | $ 463,353 |

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended May 31, 2003

| | Common Stock | Paid In Capital | Retained Earnings |
|---|---|---|---|
| Beginning balance | $ 1,000 | $ 89,970 | $ 436,007 |
| Net income | | | 463,353 |
| Ending balance | $ 1,000 | $ 89,970 | $ 899,360 |

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Statement of Cash Flows

For the Year Ended May 31, 2003

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net income | $ 463,353 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 7,575 |
| Changes in assets and liabilities: | |
| Receivable from clearing broker | (41,507) |
| Other receivables | (864) |
| Investments (securities and money market) | (770,778) |
| Other assets | (58) |
| Accounts payable and accrued expenses | (35,640) |
| Income taxes payable | 184,183 |
| Net cash flows (used) by operating activities | (193,736) |
| Cash Flows From Investing Activities: | |
| Purchase of fixed assets | (3,333) |
| Net cash flows (used) in investing activities | (3,333) |
| Cash Flows From Financing Activities: | |
| Note payable | - |
| Net cash flows (used) in financing activities | - |
| Net (decrease) in cash | (197,069) |
| Cash at beginning of year | 246,604 |
| Cash at end of year | $ 49,535 |

| | |
|---|---|
| Supplemental disclosures: | |
| Cash paid for interest | $ 813 |
| Cash paid for income taxes | $ 150,284 |

The accompanying notes are an integral part of these financial statements.

BARRINGTON RESEARCH ASSOCIATES, INC.

Notes to Financial Statements

May 31, 2003

## 1. GENERAL

Barrington Research Associates, Inc. (The "Company"), is an Illinois corporation formed on June 1, 1983. The Company is a registered securities broker/dealer which deals primarily in securities traded on recognized United States security exchanges.

## 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions, and the related revenues and expenses thereon, are recorded on a settlement date basis that does not differ materially from the trade date basis. Investment securities are recorded at market value which approximates fair value. Unrealized gains and losses on securities are included in the determination of net income.

Fixed Assets - Furniture and equipment are stated at historical cost and are depreciated on an accelerated basis that approximates straight line.

Income Taxes - Any available tax credits are accounted for using the flow-through method under which the benefit is used as a reduction to the tax provision in the year it can be utilized.

## 3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum capital, as defined, under the Rule. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At May 31, 2003, the Company had net capital, as defined, of $803,007, which was $703,007 in excess of its required net capital of $100,000.

## 4. RECEIVABLE FROM CLEARING BROKER

The receivable from the clearing broker/dealer arises in the normal course of business from the settlement of securities transactions. The receivables are generally collected within thirty days. The Company utilizes one broker/dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

## 5. INCOME TAX PROVISIONS

The federal and state income tax provisions are as follows:

| | |
|---|---|
| Current federal . . . . . . . . . . . . . . . | $ 270,488 |
| Current state . . . . . . . . . . . . . . . . | 60,877 |
| | $ 331,365 |

## 6. COMMITMENTS

The Company rents facilities in Chicago, Illinois under noncancelable operating leases through February 14, 2004. Rent expense for the year ending May 31, 2003 was $208,567. Future minimum lease payments are as follows:

| Year ending | |
|---|---|
| May 31, 2004 | 147,088 |
| | $ 147,088 |

## 7. RELATED PARTY TRANSACTIONS

During the fiscal year, the Company paid $205,000 to HMR Publishing Company, an affiliated company, for research services. Also, the Company had income of $106,444 from consulting services rendered to Barrington Asset Management, Inc., another affiliate.

## 8. PENSION PLANS

The Company has a Profit Sharing/Salary Reduction Plan which covers all eligible employees. For those employees participating, up to 15% of annual compensation may be deferred up to the maximum prescribed by the Internal Revenue Code.

The Company may also contribute to the plan based upon a percentage of the participants' compensation determined at the discretion of the Board of Directors. No Company contribution or provision for a contribution is included in the financial statements.

# DOW, WOOD & CO.

CERTIFIED PUBLIC ACCOUNTANTS

44 N. Walkup Avenue • Crystal Lake, Illinois 60014
(815) 356-9500 • Fax (815) 356-9573

Board of Directors and Shareholders
Barrington Research Associates, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of Barrington Research Associates, Inc. as required by Rule 17a-5(d) as of May 31, 2003, and for the year then ended, and have issued a report thereon dated July 11, 2003. As part of our audit, we reviewed and tested the system for internal accounting control and the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and by Rule 17a-5 under the Securities Exchange Act of 1934. In addition, we reviewed the practices and procedures followed by the Company:

1. in making the periodic computations of aggregate indebtedness and net capital as required by Rule 17a-3 (a) (11).

2. in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under these standards and that Rule, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purpose of this report, under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended May 31, 2003, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The Company claims exemption from Rule 15c3-3 under paragraph (k) (2) (ii). Conditions of the exemption were being complied with as of the examination date and no facts came to our attention to indicate the exemption had not been complied with during the period under examination.

Dow, Wood & Co.

Crystal Lake, Illinois
July 11, 2003

Dow, Wood & Co.
Certified Public Accountants

## FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER** BARRINGTON RESEARCH ASSOCIATES, INC. **as of** MAY 31, 2003

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 990,330 | 348 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 349 |
| 3. | Total ownership equity qualified for Net Capital | | | 990,330 | 350 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 352 |
| | B. Other (deductions) or allowable credits (List) | | | | 352 |
| 5. | Total capital and allowable subordinated liabilities | | | $ | 353 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 113,415 | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 113,415 ) | 362 |
| 7. | Other additions and/or allowable credits (List) | | | | 363 |
| 8. | Net capital before haircuts on securities positions | | | $ 876,915 | 364 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | 62,076 | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) BROADCORT MONEY PLUS ACCOUNT | 11,832 | 3736 | ( 73,908 ) | 374 |
| 10. | Net Capital | | | $ 803,007 | 375 |

OMIT PENN

NONALLOWABLE ASSETS:

| | |
|---|---|
| OTHER RECEIVABLES | $ 79,851 |
| FIXED ASSETS | 6,007 |
| OTHER ASSETS | 27,557 |
| | $ 113,415 |

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION:

| | |
|---|---|
| NET CAPITAL PER UNAUDITED COMPUTATION | $ 833,346 |
| DECREASE IN NONALLOWABLE ASSETS | 1,276 |
| AUDIT ADJUSTMENTS DECREASING NET CAPITAL | (31,615) |
| | $ 803,007 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER BARRINGTON RESEARCH ASSOCIATES, INC. as of MAY 31, 2003

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ 23,655 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 100,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 100,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ 703,007 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 22 $ 767,524 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 354,827 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | 21 $ | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ | 3830 |
| 19. | Total aggregate indebtedness | | | $ 354,827 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % 44.19% | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 3870 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 23 $ | 3880 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | 3760 |
| 25. | Excess net capital (line 10 less 24) | $ | 3910 |
| 26. | Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | 3920 |

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BARRINGTON RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED MAY 31, 2003

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

| Clearing Firm Sec# | Name |
|---|---|
| 8-7221 | Merrill Lynch, Pierce, Fenner & Smith, Inc. |